Pricing Supplement No Euro H 010     Dated June 10, 1998      Rule 424(b)(2)
(To Prospectus dated December 1, 1997 and                    File No. 333-38931
Prospectus Supplement dated December 5, 1997)
                                This Pricing Supplement consists of 6 page(s)
SALOMON SMITH BARNEY HOLDINGS INC.
Medium-Term Notes, Series H
(Bearer Notes)
Due More Than Nine Months from Date of Issue
Principal Amount or Face Amount:   22,500,000 ECU
Issue Price:     31.1805%
Proceeds to Company on original issuance:     ECU 7,015,612.50
Commission or Discount on original issuance:  $ 36,656.00
Salomon Brothers International Limited's capacity on original issuance:
       |X|  As agent      | |  As principal
    If as principal
       | |  The Bearer Notes are being offered at varying prices related to prevailing market prices at the time of resale.
       | |  The Bearer Notes are being offered at a fixed initial public offering price of  % of Principal Amount or Face Amount.
Original Issue Date:    June 12, 1998
Stated Maturity:        June 12, 20018
Specified Currency:     ECU
    (If other than U.S. Dollars)
Authorized Denominations:  500,000 ECU
    (If other than as set forth in the Prospectus Supplement)
Interest Payment Dates:    N.A.

Accrue to Pay:  | | Yes  |x| No
Indexed Principal Note:   | |  Yes (See Attached)   |X|  No
Type of Interest on Note: | | Fixed Rate   | | Floating Rate   | | Indexed Rate
                                                                  (See Attached)
Interest Rate (Fixed Rate Notes): N.A.
Initial Interest Rate (Floating Rate Notes): N.A.
Base Rate: | | CD Rate | | Commercial Paper Rate  | | Federal Funds Rate
           | | LIBOR Telerate   | | LIBOR Reuters | | Treasury Rate
           | | Treasury Rate Constant Maturity    | | Other (See Attached)
Calculation Agent (If other than Citibank):   | | Salomon Brothers
                                              | | Other  (See Attached)
Computation of Interest:  | | 30 over 360       | | Actual over Actual
                          | | Actual over 360   | | Other (See Attached)
    (If other than as set forth in the Prospectus Supplement)
Interest Reset Dates:       N.A.
Rate Determination Dates:   N.A.
    (If other than as set forth in the Prospectus Supplement)
Index Maturity:  N.A.
Spread (+/-):    N.A.
Spread Multiplier: N.A.
Change in Spread, Spread Multiplier or Fixed Interest Rate prior to
    Stated Maturity:   | | Yes (See Attached)  |X| No
Maximum Interest Rate: N.A.
Minimum Interest Rate: N.A.
Amortizing Note:   | |  Yes  (See Attached)   |X|  No
Optional Redemption:   |X|  Yes   | |  No
   Optional Redemption Dates: June 12,2008
   Redemption Prices:  see attached
   Redemption: |x| In whole only and not in part | | May be in whole or in part
Optional Repayment:       | |  Yes     |X|  No
        Optional Repayment Dates:
        Optional Repayment Prices:
Discount Note:   |x|  Yes   | |  No
        Total Amount of OID:  15,484,387.5 ECU
        Yield to Call:    6.00%
        Yield to Maturity:  6.00%
Listed on Luxembourg Stock Exchange:  |X| Yes     |X| No
Common Code:  8792194
ISIN:  xs0087921945

Pricing Supplement No. Euro H 010 dated June 10, 1998
(to Prospectus dated December 1, 1997 and
Prospectus Supplement dated December 5, 1997)

                      DESCRIPTION OF THE NOTES

GENERAL

      The description in this Pricing Supplement of the particular terms of the Bearer Zero Coupon Callable Notes offered hereby (the "Notes") supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the Bearer Notes set forth in the accompanying Prospectus and Prospectus Supplement, to which descriptions reference is hereby made.

RISK FACTORS

      THE NOTES DO NOT BEAR PERIODIC PAYMENTS OF INTEREST.

      The Notes are subject to redemption at the option of the Company on June 12, 2008. As more fully set forth below under "Redemption", the amount in respect of principal on a Note that a Holder will receive in the event of any such optional redemption by the Company will be less than the face amount of such Note. HOLDERS OF THE NOTES SHOULD BE PREPARED NOT TO RECEIVE MORE THAN 55.8395% OF THE FACE AMOUNT OF ANY NOTE (APPROXIMATELY 179% OF THE INITIAL PURCHASE PRICE OF A NOTE) IN RESPECT OF PRINCIPAL ON SUCH NOTE.

PAYMENT CURRENCY

      After the introduction of the Euro at the start of the third stage of economic and monetary union on January 1, 1999 pursuant to the Treaty establishing the European Economic Community (the "Treaty of Rome"), as amended by the Treaty on European Union, signed at Maastricht on February 7, 1992 (the "Treaty"), any payments in respect of principal or interest and all other monetary rights and obligations in respect of the Notes will be paid in Euro at the rate of one Euro for one ECU.

DEFINITIONS

      "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in (i) New York, New York, (ii) London, England or (iii) Lisbon, Portugal.

      "London Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in London, England.

      References herein to "Euro" are to the single currency to be introduced at the start of the third stage of economic and monetary union as described below under "Description of the ECU, European Monetary Union and the Euro -- The Euro". References herein to "ECU" are to the

European Currency Unit as defined below under "Description of the ECU, European Monetary Union and the Euro -- Definition and
Composition of the ECU".

INTEREST

      THE NOTES DO NOT BEAR PERIODIC PAYMENTS OF INTEREST.

REDEMPTION

      The Notes will be redeemable at the option of the Company, in whole, but not in part, at a Redemption Price equal to 55.8395% of the Face Amount of such Note (such redemption an "Optional Redemption"), on June 12, 2008 (the "Optional
Redemption Date").

      The Company may exercise its right of Optional Redemption by notifying the Trustee of its exercise of such option at least 10 London Business Days prior to the Optional Redemption Date. At least 10 London Business Days but not more than 60 calendar days prior to such Optional Redemption Date, the Trustee shall mail notice of such redemption, first class, postage prepaid, to the Depositary's nominee, as sole Holder of the Notes under the Indenture. The Depositary will distribute any such notice to the owners of beneficial interests in the Notes in accordance with its regular practice.

EVENTS OF DEFAULT AND ACCELERATION

      In case of default in payment at the maturity date of the Notes (whether at Stated Maturity or upon acceleration), from and after the maturity date, the Notes shall bear interest, payable upon demand of the Trustee, at the rate of 6.75% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount is made or duly provided for.

   DESCRIPTION OF THE ECU, EUROPEAN MONETARY UNION AND THE EURO

DEFINITION AND COMPOSITION OF THE ECU

      On December 22, 1994, the Council of the European Union (the "Council") adopted Council Regulation (EC) No. 3320/94 (the "ECU Regulation"), which defined the ECU as a composite currency that consists as of the date thereof of the sum of the following currencies of twelve of the current fifteen member states ("Member States") of the European Union.

German Mark.........  0.6242     Luxembourg franc......    0.130
Pound Sterling...... 0.08784     Danish Kroner.........   0.1976
French francs.......   1.332     Irish Pound........... 0.008552
Italian lire........   151.8     Greek drachmas........    1.440
Dutch guilder.......  0.2198     Spanish pesetas.......    6.885
Belgian francs......   3.301     Portuguese escudos....    1.393


      The composition of the ECU for purposes of payments on the Notes will be equal to the composition of the ECU that is used in the ECU Regulation. Under Article 109g of the Treaty,


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


the currency composition of the ECU basket as set forth in the ECU Regulation may not be changed.

EUROPEAN MONETARY UNION

      Under the Treaty, Economic and Monetary Union ("European Monetary Union") will be implemented in three stages. The first stage, which began in July 1990, abolished all restrictions on the movement of capital among the Member States and between Member States and third countries. The second stage, which began in January 1994, established the European Monetary Institute to, among other things, increase the cooperation between the central banks of the Member States, coordinate the monetary policies of the Member States, facilitate the use and development of the ECU and consult with the Council on monetary policy. The third stage ("Stage III") of European Monetary Union will commence on January 1, 1999 pursuant to the Treaty. Part of Stage III is the introduction of a single currency and the transfer of authority for conducting monetary policy for the Member States participating in Stage III to the European Central Bank.

THE EURO

      At the Madrid Summit in December 1995, the Council decided that the name of the single currency would be the Euro. From the start of Stage III, the value of the Euro as against the currencies of the Member States participating in Stage III will be irrevocably fixed, and will become a currency in its own right.

      On June 17, 1997, the Council adopted Council Regulation
(EC) No. 1103/97 based on Article 235 of the Treaty (the "Article 235 Regulation"). The Article 235 Regulation reaffirms, among other things, the continuity of contracts and other legal instruments as a result of the introduction of the Euro, sets forth certain rules relating to the adoption of the rates for the conversion of the national currencies of the Member States that will participate in Stage III and provides for the rounding of monetary amounts after conversion of those national currencies into the Euro. In addition, the Article 235 Regulation provides that every reference in a legal instrument to the ECU as defined in the ECU Regulation will be replaced by a reference to the Euro at the rate of one Euro to one ECU.

      On May 3, 1998, the Council adopted Council Regulation (EC) No. 974/98 based on Articles 109 and 1091(4) of the Treaty (the "Euro Regulation") pursuant to which it determined that Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain, (the "Participating Member States") had fulfilled the necessary conditions for the adoption of the Euro on January 1, 1999. Once issued, the Euro will have legal tender status in all Participating Member States. The Euro Regulation provides that as of January 1, 1999, the Euro will be substituted for the national currencies of each of the Participating Member States at conversion rates irrevocably fixed on that date. For a transition period of three years ending on December 31, 2001, the national currencies of each of the Participating Member States will be a fixed sub-unit of the Euro. From January 1, 1999, monetary policy for the Participating Member States will be decided centrally by the European Central Bank in Frankfurt. Following the adoption of the Euro Regulation, the Participating Member States announced bilateral exchange rates.


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


EXCHANGE RATES OF THE ECU AND THE EURO

      At the present time, the value of the ECU is based on the underlying currencies of which it is comprised. See "-- Definition and Composition of the ECU." The European Commission calculates the daily exchange rates of the ECU in terms of most of the world's principal currencies using rates in effect on the national currency exchange of each of the Member States at 2:30 p.m., Brussels time. The ECU exchange rates are published daily in the Official Journal of the European Communities. Dealers in the foreign exchange markets generally provide bid and offer quotations for the exchange rate of the ECU in terms of most of the world's principal currencies on a daily basis.

HISTORICAL EXCHANGE RATES

      The following table sets forth, for the periods indicated, certain information with respect to the exchange rate of ECU to U.S. dollars based on the noon buying rate in The City of New York for cable transfers payable in ECU, as announced by the Federal Reserve Bank of New York for customs purposes.


                                      U.S.$ per ECU
                          ---------------------------------------
                           Low      High    Average1  Period End
                          ------   ------   --------  ----------
1993....................  1.0910   1.2467    1.1637     1.1125
1994....................  1.1040   1.2777    1.1928     1.2266
1995....................  1.2190   1.3456    1.2980     1.2795
1996....................  1.2228   1.2890    1.2524     1.2545
1997....................  1.0482   1.2530    1.1267     1.0980
1998 (through June 9)...  1.0740   1.1185    1.0922     1.1060

-----------
1. The average of the Noon Buying Rates on the last New York business day of each of the months or partial months in the relevant period. See "Currency Conversions and Foreign Exchange
Risks."

      On June 9, 1998, the noon buying rate for cable transfers in New York City payable in ECU, as reported by the Federal
Reserve Bank of New York, was $1.1060 $ = 1 ECU.

     The exchange rate between the ECU and the U.S. dollar is, at any moment, a result of the supply of and the demand for the two currencies, and changes in such exchange rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in the Participating Member States and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments (both on capital and current account) and the extent of governmental surpluses or deficits in the Participating Member States and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the EU, the Participating Member States, the United States and other countries prominent in international trade and finance. In recent years, rates of exchange between the U.S. dollar and the ECU have been highly volatile.


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